UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

Perfect World Plaza, Building 306, 86 Beiyuan Road

Chaoyang District, Beijing 100101

People’s Republic of China

(86 10) 5780-5700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: May 30, 2012

2

EXHIBIT INDEX

Page

Exhibit 99.1 – Press release	-1-

3

Exhibit 99.1

PERFECT WORLD ANNOUNCES FIRST QUARTER

2012 UNAUDITED FINANCIAL RESULTS

(Beijing, China – May 29, 2012) – Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Highlights1

•	Total revenues were RMB718.5 million (USD114.1 million), as compared to RMB776.4 million in 4Q11 and RMB718.5 million in 1Q11.

•	Gross profit was RMB591.4 million (USD93.9 million), as compared to RMB639.3 million in 4Q11 and RMB610.6 million in 1Q11.

•

Operating profit was RMB234.8 million (USD37.3 million), as compared to RMB220.2 million in 4Q11 and RMB288.9 million in 1Q11. Non-GAAP operating profit[2] was RMB256.6 million (USD40.7 million), as compared to RMB244.0 million in 4Q11 and RMB314.6 million in 1Q11.

•

Net income attributable to the Company’s shareholders was RMB209.8 million (USD33.3 million), as compared to RMB260.0 million in 4Q11 and RMB263.7 million in 1Q11. Non-GAAP net income attributable to the Company’s shareholders[2] was RMB231.6 million (USD36.8 million), as compared to RMB283.9 million in 4Q11 and RMB289.5 million 1Q11.

•

Basic and diluted earnings per American Depositary Share (“ADS”)[3] were RMB4.52 (USD0.72) and RMB4.38 (USD0.69), respectively, as compared to RMB5.65 and RMB5.45, respectively, in 4Q11, and RMB5.25 and RMB4.99, respectively, in 1Q11. Non-GAAP basic and diluted earnings per ADS[2] were RMB4.99 (USD0.79) and RMB4.83 (USD0.77), respectively, as compared to RMB6.17 and RMB5.94, respectively, in 4Q11, and RMB5.76 and RMB5.48, respectively, in 1Q11.

“We are pleased to announce our first quarter results,” said Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World. “While we decelerated promotional activities in the first quarter of 2012, our financial results still came in line with our previous expectations. We continued to see solid performance from some of our existing games, including our popular titles ‘Perfect World II’ and ‘Forsaken World.’”

[1]

The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of March 30, 2012, which was RMB6.2975 to USD1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[2]

As used in this press release, non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS are defined to exclude share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. See “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[3]	Each ADS represents five ordinary shares.

“One of our key strengths is our diversified, well-rounded portfolio and pipeline of games. In the first quarter, we continued to build on this diversifying pipeline. We are working on a number of new MMORPGs, including the highly anticipated titles ‘Swordsman Online’ and ‘Saint Seiya Online,’ as well as a number of other different types of games such as web games. Two martial arts MMORPGs from our pipeline, ‘Heaven Sword and Dragon Saber’ and ‘Return of the Condor Heroes’ (formerly known as ‘Fantasy Condor Heroes’), are expected to be launched in the second half of this year. These two games are adapted from the highly-acclaimed Louis Cha novels of the same names, and we believe these games will provide a new-level of entertainment for die-hard martial-arts fans and gamers alike. During the quarter, we also continued to work on content enhancements for some existing games in our portfolio in order to maintain their healthy life cycles and sustainable growth.”

“In addition to our gaming portfolio and pipeline, our effective globalization strategy remains our signature strength. The subsidiaries and specialized production studios we maintain in China and overseas continue to enhance our strong R&D capabilities worldwide. Our newly-acquired U.S.-based studio, Cryptic Studios, Inc. (‘Cryptic Studios’), is developing the highly-anticipated title ‘Neverwinter’ and other projects, bringing us additional world-class titles. We also continue to strengthen our global operational capabilities through our extensive global network of subsidiaries and partners.”

“With our diversified portfolio and pipeline, strong and innovative R&D teams worldwide and extensive global operating network, we will continue to build our business to meet the increasingly high standards of today’s online gamers and generate long-term value for our shareholders.”

Mr. Kelvin Lau, Chief Financial Officer, added, “Our first quarter revenues fell within our previous guidance. As we redoubled our efforts on our upcoming new game launches and stayed more focused on content enhancements to benefit the healthy life cycles of our existing games, our first quarter top line temporarily softened from the previous quarter. Furthermore, as many players were away from their computers for the Chinese New Year and we did not have any major new launches during the quarter, we slowed down our promotional activities, which resulted in a reduction in sales and marketing expenses for the quarter.”

“Despite the first quarter being a slower season for our in-game monetization activities in some overseas markets, we still excel in overseas markets among China’s online gaming companies, driven by our successful globalization strategy. We generate over one fourth of our total revenues from overseas operations and licensing activities and maintain a coverage of over 100 countries and regions worldwide. During the quarter, our overseas subsidiaries continued to make progress. Recently, we published ‘Blacklight Retribution,’ a free-to-play first-person shooter game developed by the leading U.S.-based game developer Zombie Studios, Inc., in North America, and its French and German versions in Europe. We also launched French and German versions of ‘Star Trek Online,’ a high-quality sci-fi MMORPG developed by our renowned R&D team, Cryptic Studios, in Europe. We also progressed well in our overseas licensing activities through signing additional licensing agreement and launching several of our games through our overseas partners.”

“Based on the confidence in our current business and outlook, and as an appreciation to our supporters, we distributed a cash dividend of approximately USD98 million to our shareholders in April 2012. We will continue to build our business with an unwavering commitment to creating value for our shareholders over time.”

First Quarter 2012 Financial Results

Total Revenues

Total revenues were RMB718.5 million (USD114.1 million) in 1Q12, as compared to RMB776.4 million in 4Q11 and RMB718.5 million in 1Q11.

Online game operation revenues, which include both domestic and overseas online game operations, were RMB665.1 million (USD105.6 million) in 1Q12, as compared to RMB706.9 million in 4Q11 and RMB646.2 million in 1Q11. For the Company’s overseas operations, the first quarter was a slower season for in-game monetization activities. For the Company’s domestic operations, there were no major new launches during the quarter and the Company primarily focused on its preparation for the upcoming new game launches and further content enhancements of some existing games in order to lengthen their life cycles.

The aggregate average concurrent users (ACU) for games under operation in mainland China was approximately 804,000 in 1Q12, as compared to 873,000 in 4Q11 and 905,000 in 1Q11. The decrease from 4Q11 was mainly due to adverse seasonality factors affecting user traffic in 1Q12.

Licensing revenues were RMB49.2 million (USD7.8 million) in 1Q12, as compared to RMB65.6 million in 4Q11 and RMB63.6 million in 1Q11. The decrease from 4Q11 was mainly because the Company did not have as many new launches in overseas markets as in 4Q11.

Other revenues were RMB4.2 million (USD0.7 million) in 1Q12, as compared to RMB3.9 million in 4Q11 and RMB8.7 million in 1Q11.

Cost of Revenues

The cost of revenues was RMB127.1 million (USD20.2 million) in 1Q12, as compared to RMB137.1 million in 4Q11 and RMB107.9 million in 1Q11. The decrease from 4Q11 was mainly a result of decreases in server depreciation expenses and staff cost.

Gross Profit and Gross Margin

Gross profit was RMB591.4 million (USD93.9 million) in 1Q12, as compared to RMB639.3 million in 4Q11 and RMB610.6 million in 1Q11. Gross margin was 82.3% in 1Q12, as compared to 82.3% in 4Q11 and 85.0% in 1Q11.

Operating Expenses

Operating expenses were RMB356.6 million (USD56.6 million) in 1Q12, as compared to RMB419.1 million in 4Q11 and RMB321.7 million in 1Q11. The decrease in operating expenses from 4Q11 was due to decreases in R&D expenses, sales and marketing expenses, and general and administrative expenses in 1Q12.

R&D expenses were RMB179.4 million (USD28.5 million) in 1Q12, as compared to RMB186.5 million in 4Q11 and RMB146.3 million in 1Q11. The decrease from 4Q11 was primarily due to a decrease in staff cost.

Sales and marketing expenses were RMB101.4 million (USD16.1 million) in 1Q12, as compared to RMB142.0 million in 4Q11 and RMB103.7 million in 1Q11. The decrease from 4Q11 was largely attributable to a reduction in advertising and promotional expenses. The Company slowed down promotional activities as there were no major new launches in 1Q12 and the Company primarily stayed focused on its preparation for the upcoming new game launches and further content enhancements for some existing games.

General and administrative (“G&A”) expenses were RMB75.8 million (USD12.0 million) in 1Q12, as compared to RMB90.6 million in 4Q11 and RMB71.7 million in 1Q11. The decrease from 4Q11 was mainly due to a decrease in staff cost as a special year-end bonus was recorded in G&A expenses in 4Q11.

Operating Profit

Operating profit was RMB234.8 million (USD37.3 million) in 1Q12, as compared to RMB220.2 million in 4Q11 and RMB288.9 million in 1Q11. Non-GAAP operating profit was RMB256.6 million (USD40.7 million) in 1Q12, as compared to RMB244.0 million in 4Q11 and RMB314.6 million in 1Q11.

Total Other Income

Total other income was RMB21.0 million (USD3.3 million) in 1Q12, as compared to RMB49.0 million in 4Q11 and RMB10.1 million in 1Q11. The decrease from 4Q11 was primarily due to a decrease in government grant subsidy income and the foreign exchange loss realized in 1Q12.

Income Tax Expense

Income tax expense was RMB47.8 million (USD7.6 million) in 1Q12, as compared to RMB10.7 million in 4Q11 and RMB33.7 million in 1Q11. Some of the Company’s controlled entities, qualified as software enterprises, had been entitled to a tax exemption in prior years and started to enjoy a 50% reduction of the applicable corporate income tax rate in China in 2012.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB209.8 million (USD33.3 million) in 1Q12, as compared to RMB260.0 million in 4Q11 and RMB263.7 million in 1Q11. Non-GAAP net income attributable to the Company’s shareholders was RMB231.6 million (USD36.8 million) in 1Q12, as compared to RMB283.9 million in 4Q11 and RMB289.5 million in 1Q11.

Basic and diluted earnings per ADS were RMB4.52 (USD0.72) and RMB4.38 (USD0.69), respectively, in 1Q12, as compared to RMB5.65 and RMB5.45, respectively, in 4Q11, and RMB5.25 and RMB4.99, respectively, in 1Q11. Non-GAAP basic and diluted earnings per ADS were RMB4.99 (USD0.79) and RMB4.83 (USD0.77), respectively, in 1Q12, as compared to RMB6.17 and RMB5.94, respectively, in 4Q11, and RMB5.76 and RMB5.48, respectively, in 1Q11.

Cash and Cash Equivalents

As of March 31, 2012, the Company had RMB1.4 billion (USD221.5 million) of cash and cash equivalents, as compared to RMB2.2 billion as of December 31, 2011. The decrease was mainly due to the Company’s investments in certain short-term structured deposits.

Business Outlook

Based on the Company’s current operations, total revenues for the second quarter of 2012 are expected to be between RMB647 million and RMB683 million, representing a decline from the revenues in the first quarter of 2012. In the second quarter, as part of the normal product cycle, the Company plans to continue its focus on the preparation for the upcoming new game launches and further enhancing the content of its portfolio in order to lengthen the life cycle of existing games and maintain long-term sustainable growth.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release presents non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures. It should be considered in the overall evaluation of our results. None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

Perfect World will host a conference call and live webcast at 9:00pm Eastern Daylight Time on Tuesday, May 29, 2012 (9:00am Beijing time on Wednesday, May 30, 2012).

Dial-in numbers for the live conference call are as follows:

• U.S. Toll Free Number	1-866-519-4004
• International Dial-in Number	+65-6723-9381
• Mainland China Toll Free Number	800-819-0121
• Hong Kong Toll Free Number	80-093-0346
• U.K. Toll Free Number	080-8234-6646
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available beginning two hours after the conclusion of the conference call through 11:59pm Eastern Time, June 5, 2012.

Dial-in numbers for the replay are as follows:

• U.S. Toll Free Number	1-866-214-5335
• International Dial-in Number	+61-2-8235-5000
Conference ID: 82164777

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends. Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” “Empire of the Immortals” and “Heaven Sword and Dragon Saber;” an online casual game: “Hot Dance Party;” and a number of web games and social networking games. While a substantial portion of the revenues are generated in China, Perfect World operates its games in North America, Europe and Japan through its own subsidiaries. Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, Australia, New Zealand, and the Russian Federation and other Russian speaking territories. Perfect World plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, Perfect World’s limited operating history, its ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of its games and in-game items in China and elsewhere, its ability to protect intellectual property rights, its ability to respond to competitive pressure, its ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of May 29, 2012, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang – Vice President, Investor Relations & Corporate Communications

Joanne Deng – Investor Relations Manager

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Teal Willingham

Tel: +86-10-5826-4988

Fax: +86-10-5826-4838

Email: twillingham@christensenir.com

Perfect World Co., Ltd.

Unaudited Consolidated Balance Sheets

	December 31, 2011	March 31, 2012	March 31, 2012
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	2,150,213,495	1,394,997,225	221,516,034
Restricted cash	535,500,431	1,192,318,444	189,332,028
Short-term investments	139,517,875	715,203,875	113,569,492
Accounts receivable, net	142,543,972	138,788,715	22,038,700
Due from related parties	40,000	—	—
Prepayment and other assets	94,628,466	125,715,996	19,962,842
Deferred tax assets	27,130,068	28,555,474	4,534,414

Total current assets	3,089,574,307	3,595,579,729	570,953,510

Non current assets
Equity investments	33,384,729	228,185,981	36,234,376
Time deposits	293,892,575	296,223,575	47,038,281
Restricted time deposits	125,717,425	134,408,028	21,343,077
Property, equipment, and software, net	1,259,850,498	1,241,641,801	197,164,240
Construction in progress	4,793,214	5,491,848	872,068
Intangible assets, net	273,193,489	260,939,359	41,435,388
Goodwill	466,328,513	458,153,333	72,751,621
Due from related parties	7,561,080	7,553,160	1,199,390
Prepayments and other assets	62,457,484	61,311,044	9,735,775
Deferred tax assets	35,235,313	35,168,515	5,584,520

Total assets	5,651,988,627	6,324,656,373	1,004,312,246

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	89,123,596	65,387,697	10,383,117
Short-term bank loans	560,780,100	1,158,151,200	183,906,503
Dividend payable	—	616,684,559	97,925,297
Advances from customers	95,921,079	90,109,107	14,308,711
Salary and welfare payable	204,976,567	90,908,920	14,435,716
Taxes payable	43,236,335	48,709,770	7,734,779
Accrued expenses and other liabilities	68,663,124	69,720,363	11,071,118
Due to related parties	155,000	310,000	49,226
Deferred revenues	461,921,174	490,252,227	77,848,706
Deferred tax liabilities	106,933,061	52,232,721	8,294,199
Deferred government grants	579,526	579,526	92,025

Total current liabilities	1,632,289,562	2,683,046,090	426,049,397
Deferred revenues	17,481,338	12,887,390	2,046,430
Deferred tax liabilities	8,005,954	8,000,368	1,270,404
Other long-term liabilities	8,803,103	—	—

Total liabilities	1,666,579,957	2,703,933,848	429,366,231

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 201,238,020 Class B ordinary shares issued and outstanding as of December 31, 2011; 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 207,484,500 Class B ordinary shares issued and outstanding as of March 31, 2012)	186,948	190,882	30,311
Additional paid-in capital	212,421,037	265,118,574	42,099,019
Statutory reserves	268,014,793	270,581,391	42,966,477
Accumulated other comprehensive loss	(60,430,695)	(69,338,746)	(11,010,519)
Retained earnings	3,538,087,071	3,128,790,166	496,830,515

Total Perfect World Shareholders’ Equity	3,958,279,154	3,595,342,267	570,915,803
Non-controlling interests	27,129,516	25,380,258	4,030,212

Total Shareholders’ Equity	3,985,408,670	3,620,722,525	574,946,015

Total Liabilities and Shareholders’ Equity	5,651,988,627	6,324,656,373	1,004,312,246

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Operations

	Three months ended
	March 31, 2011	December 31, 2011	March 31, 2012	March 31, 2012
	RMB	RMB	RMB	USD
Revenues
Online game operation revenues	646,197,034	706,928,792	665,107,654	105,614,554
Licensing revenues	63,608,088	65,602,278	49,176,306	7,808,862
Other revenues	8,736,930	3,856,156	4,185,651	664,653

Total Revenues	718,542,052	776,387,226	718,469,611	114,088,069
Cost of revenues	(107,930,985)	(137,087,329)	(127,094,533)	(20,181,744)

Gross profit	610,611,067	639,299,897	591,375,078	93,906,325
Operating expenses
Research and development expenses	(146,258,245)	(186,483,272)	(179,352,350)	(28,479,929)
Sales and marketing expenses	(103,705,026)	(142,022,371)	(101,365,434)	(16,096,139)
General and administrative expenses	(71,746,858)	(90,617,974)	(75,845,841)	(12,043,802)

Total operating expenses	(321,710,129)	(419,123,617)	(356,563,625)	(56,619,870)

Operating profit	288,900,938	220,176,280	234,811,453	37,286,455

Other income / (expenses)
Share of loss from equity investments	(266,569)	(341,956)	(4,874,875)	(774,097)
Interest income	12,092,431	23,418,520	25,186,496	3,999,444
Interest expense	—	(4,329,191)	(4,304,723)	(683,561)
Others, net	(1,695,024)	30,228,833	4,993,894	792,996

Total other income	10,130,838	48,976,206	21,000,792	3,334,782

Profit before tax	299,031,776	269,152,486	255,812,245	40,621,237
Income tax expense	(33,667,091)	(10,657,559)	(47,793,602)	(7,589,298)

Income from continuing operations, net of tax	265,364,685	258,494,927	208,018,643	33,031,939

Loss from discontinued operations, net of tax	(1,550,386)	—	—	—

Net Income	263,814,299	258,494,927	208,018,643	33,031,939

Net (income) / loss attributable to the non-controlling interests	(84,266)	1,526,359	1,818,039	288,692

Net income attributable to the Company’s shareholders	263,730,033	260,021,286	209,836,682	33,320,631

Net earnings per share, basic
Continuing operations	1.06	1.13	0.90	0.14
Discontinued operations	(0.01)	0.00	0.00	0.00

Total earnings per share, basic	1.05	1.13	0.90	0.14

Net earnings per share, diluted
Continuing operations	1.01	1.09	0.88	0.14
Discontinued operations	(0.01)	0.00	0.00	0.00

Total earnings per share, diluted	1.00	1.09	0.88	0.14

Net earnings per ADS, basic
Continuing operations	5.28	5.65	4.52	0.72
Discontinued operations	(0.03)	0.00	0.00	0.00

Total earnings per ADS, basic	5.25	5.65	4.52	0.72

Net earnings per ADS, diluted
Continuing operations	5.02	5.45	4.38	0.69
Discontinued operations	(0.03)	0.00	0.00	0.00

Total earnings per ADS, diluted	4.99	5.45	4.38	0.69

Shares used in calculating basic net earnings per share	251,064,517	230,210,827	231,891,308	231,891,308
Shares used in calculating diluted net earnings per share	264,139,903	238,748,799	239,767,544	239,767,544

Amount attributable to the Company’s shareholders:
Income from continuing operations, net of tax	265,129,709	260,021,286	209,836,682	33,320,631
Loss from discontinued operations, net of tax	(1,399,676)	—	—	—

Net income	263,730,033	260,021,286	209,836,682	33,320,631

Total share-based compensation cost included in:
Cost of revenues	(1,533,490)	(1,508,310)	(1,550,317)	(246,180)
Research and development expenses	(11,144,185)	(11,607,745)	(11,243,450)	(1,785,383)
Sales and marketing expenses	(3,558,980)	(3,628,054)	(2,336,895)	(371,083)
General and administrative expenses	(9,504,533)	(7,101,620)	(6,668,486)	(1,058,910)

Perfect World Co., Ltd.

Reconciliation of GAAP and Non-GAAP Results

	Three months ended
	March 31, 2011	December 31, 2011	March 31, 2012	March 31, 2012
	RMB	RMB	RMB	USD

GAAP operating profit	288,900,938	220,176,280	234,811,453	37,286,455
Share based compensation charge	25,741,188	23,845,729	21,799,148	3,461,556

Non-GAAP operating profit	314,642,126	244,022,009	256,610,601	40,748,011

GAAP net income attributable to the Company’s shareholders	263,730,033	260,021,286	209,836,682	33,320,631
Share based compensation charge	25,741,188	23,845,729	21,799,148	3,461,556

Non-GAAP net income attributable to the Company’s shareholders	289,471,221	283,867,015	231,635,830	36,782,187

GAAP net earnings per ADS
• Basic	5.25	5.65	4.52	0.72
• Diluted	4.99	5.45	4.38	0.69

Non-GAAP net earnings per ADS
• Basic	5.76	6.17	4.99	0.79
• Diluted	5.48	5.94	4.83	0.77

ADSs used in calculating net earnings per ADS
• Basic	50,212,903	46,042,165	46,378,262	46,378,262
• Diluted	52,827,981	47,749,760	47,953,509	47,953,509